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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
November 8, 2005


                                   By:   /s/ David Skinner
                                         --------------------------------------
                                         Mr. David Skinner
                                         General Counsel and Corporate Secretary








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                                                 NEUROCHEM INC.
                       [ALEXANDRIA(LOGO)]        275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                                Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


             NEUROCHEM ANNOUNCES SALE AND LEASEBACK TRANSACTION FOR
                  LAVAL FACILITIES - SALE PRICE OF C$32 MILLION


MONTREAL, QUEBEC AND PASADENA, CALIFORNIA, NOVEMBER 8, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that it has entered into a sale and leaseback transaction with an affiliate of Alexandria Real Estate Equities, Inc. (NYSE:ARE). The transaction involves the Neurochem campus located in Laval, Quebec, including its head office and research facility, for total proceeds to Neurochem of C$32 million. The closing is scheduled to take place in the second half of the month of November.

"This sale and leaseback transaction strengthens our balance sheet and our cash position in a non-dilutive fashion as our product development programs continue to advance and near potential market entry," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO.

"This deal is a win-win transaction for Alexandria and Neurochem. We will continue to provide Neurochem and its outstanding management team with the state-of-the-art facilities it requires to develop its leading-edge products," said Joel S. Marcus, Alexandria's CEO.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is


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currently in Phase III clinical trials in both North America and Europe and 3APS
(Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


ABOUT ALEXANDRIA REAL ESTATE EQUITIES INC.

Alexandria Real Estate Equities, Inc. (ARE:NYSE) is the preeminent international real estate investment trust focused principally on the ownership, operation, management, acquisition, redevelopment and selective development of properties containing office/laboratory space, a niche that we pioneered. Alexandria has an outstanding eight-year track record as a NYSE listed company with an approximate $3.3 billion total market capitalization (as of September 30, 2005). We provide high-quality laboratory facilities, services and capital to the broad and diverse life science sector. Our clients include institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational medicine entities, as well as government agencies. Alexandria's national operating platform is based on the principle of "clustering", with assets and operations strategically located in key life science hub markets.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.